SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 22, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, November 22, 2021 regarding “Ericsson to acquire Vonage for USD 6.2 billion to spearhead the creation of a global network and communication platform for open innovation”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: November 22, 2021

PRESS RELEASE November 22, 2021

Ericsson to acquire Vonage for USD 6.2 billion to spearhead the creation of a global network and communication platform for open innovation

•	Ericsson enters into agreement for USD 6.2 billion cash offer to acquire Vonage, a global provider of cloud-based communications, with unanimous approval of the Vonage Board of Directors

•	Acquisition underlines Ericsson strategy to expand its presence in wireless enterprise and broaden its global offerings

•

Robust performance and growth prospects are built on Vonage Communications Platform (VCP), which delivers about 80% of Vonage’s total revenues and, serves more than one million registered developers globally

•	Transaction expected to be accretive to Ericsson’s EPS (excluding non-cash amortization impacts) and free cash flow before M&A from 2024 onwards

•	Closing expected in the first half of 2022, subject to Vonage shareholder approval, regulatory approvals, and other customary conditions

Ericsson (NASDAQ: ERIC) has entered into an agreement to acquire Vonage Holdings Corp. (NASDAQ: VG) for USD 21 per share. This represents a total acquisition price of approximately USD 6.2 billion (Enterprise Value).

The merger agreement was approved unanimously by the Board of Vonage. The transaction builds upon Ericsson’s stated intent to expand globally in wireless enterprise, offering existing customers an increased share of a market valued at USD 700 billion by 2030.

Börje Ekholm, President and CEO of Ericsson, says: “The core of our strategy is to build leading mobile networks through technology leadership. This provides the foundation to build an enterprise business. The acquisition of Vonage is the next step in delivering on that strategic priority. Vonage gives us a platform to help our customers monetize the investments in the network, benefitting developers and businesses. Imagine putting the power and capabilities of 5G, the biggest global innovation platform, at the fingertips of developers. Then back it with Vonage’s advanced capabilities, in a world of 8 billion connected devices. Today we are making that possible.”

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PRESS RELEASE November 22, 2021

“Today Network APIs are an established market for messaging, voice and video, but with a significant potential to capitalise on new 4G and 5G capabilities. Vonage’s strong developer ecosystem will get access to 4G and 5G network APIs, exposed in a simple and globally unified way. This will allow them to develop new innovative global offerings. Communication Service Providers will be able to better monetize their investments in network infrastructure by creating new API driven revenues. Finally, businesses will benefit from the 5G performance, impacting operational performance, and share in new value coming from applications on top of the network.”

Rory Read, CEO of Vonage, says: “Ericsson and Vonage have a shared ambition to accelerate our long-term growth strategy. The convergence of the internet, mobility, the cloud and powerful 5G networks are forming the digital transformation and intelligent communications wave, which is driving a secular change in the way businesses operate. The combination of our two companies offers exciting opportunities for customers, partners, developers and team members to capture this next wave.”

“We believe joining Ericsson is in the best interests of our shareholders and is a testament to Vonage’s leadership position in business cloud communications, our innovative product portfolio, and outstanding team.”

For Ericsson, the acquisition builds on the success of the integration of Cradlepoint in September 2020. Cradlepoint has continued to develop strongly under Ericsson’s ownership.

Vonage and the Vonage Communications Platform (VCP)

Vonage, a global provider of cloud-based communications, has a strong track record of growth and margin evolution. Sales were USD 1.4 billion in the 12-month period to 30 September 2021, and over the same period, Vonage delivered an adjusted EBITDA margin of 14% and free cash flow of USD 109 million.

The cloud-based Vonage Communications Platform (VCP) serves over 120,000 customers and more than one million registered developers globally. The API (Application Programming Interface) platform within VCP allows developers to embed high quality communications—including messaging, voice and video—into applications and products, without back-end infrastructure or interfaces. Vonage also provides Unified Communications as a Service (UCaaS) and Contact Center as a Service (CCaaS) solutions as part of the Vonage Communications Platform.

VCP accounts for approximately 80% of Vonage’s current revenues and delivered revenue growth in excess of 20% in the three-year period to 2020, with adjusted EBITDA margins moving from -19% in 2018 to break-even in the 12-month period to 30 September 2021. Vonage’s management team projects annual growth of over 20% for VCP in the coming years.

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PRESS RELEASE November 22, 2021

Ericsson and Vonage – creating a winning combination

Vonage’s presence in the Communication Platform as a Service (CPaaS) segment will provide Ericsson with an opportunity to access a complementary, substantial and high growth segment. With increasing investments in 4G and 5G—and a flourishing ecosystem of new applications and use cases leveraging the power of modern networks—demand from enterprises for programmable networks has been accelerating. CPaaS technologies democratize network access by offering API enabled communications services. The CPaaS market is expected to reach USD 22 billion by 2025, growing at 30% annually. In addition, Ericsson’s global leadership in 5G technology is expected to provide access to the developing space for open network APIs, which is expected to reach at least USD 8 billion by the end of the decade with a strong growth profile. CSP customers will also benefit from monetizing their network investments, optimizing the user experience and stimulating additional growth opportunities with new and advanced global network APIs and access to Vonage’s unified communications and contact center solutions.

The combination of Vonage’s customer base and developer community and Ericsson’s deep network expertise, 26,000 R&D specialists and global reach create opportunities to accelerate standalone strategies and innovation in the market. This includes accelerating enterprise digitalization and developing advanced APIs made possible by 5G; putting the power of the wireless network and communications at the finger-tips of the developer. Such APIs can be applied to help ensure the quality of critical services like telemedicine, immersive virtual education and autonomous vehicles as well as experiential performance benefits in gaming, augmented and extended reality, over wireless.

In the longer term, Ericsson intends to offer value benefits to the full ecosystem – telecom operators, developers, and businesses – by creating a global platform for open network innovation, built on Ericsson and Vonage’s complementary solutions.

Overview of the transaction

The acquisition will be conducted by means of a merger agreement through which Ericsson will acquire all of Vonage’s outstanding shares at an all-cash price of USD 21 per share. The merger consideration represents a premium of 28% to Vonage’s closing share price on 19 November 2021 of USD 16.37 per share, and a premium of 34% to the volume-weighted average share price over the 3 months to 19 November 2021 of USD 15.71 per share.

The acquisition will be financed through Ericsson’s existing cash resources, which amounted to SEK 88 billion as of 30 September 2021 on a gross basis, and SEK 56 billion on a net basis as of the same date.

The transaction is expected to deliver near-term revenue synergy opportunities, including white-labelling and cross-selling of the combined product portfolio estimated to contribute USD 0.4 billion. by 2025. Ericsson also expects to achieve some cost efficiencies following completion of the transaction.

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PRESS RELEASE November 22, 2021

The transaction is expected to be accretive to EPS (excluding non-cash amortization impacts) and free cash flow before M&A from 2024 onwards.

On completion, Vonage will become a wholly owned subsidiary of Ericsson and will continue to operate under its existing name. It will be reported as a separate segment in Ericsson accounts. Vonage is headquartered in Holmdel, New Jersey in the United States with 2,200 employees throughout the United States, EMEA and APAC. Vonage’s employees will remain with the company and the Vonage CEO Rory Read will join the Executive Team of Ericsson, reporting to CEO, Börje Ekholm. Read joined Vonage as CEO in July 2020. With more than three decades’ global technology industry experience, Read was previously Chief Operating Executive for Dell Technologies and before that, CEO of Advanced Micro Devices (AMD).

Ericsson remains fully committed to previously communicated financial targets, including long-term EBITA margins of 15-18%; long term FCF before M&A of 9-12% of sales; and a 2022 target EBIT margin of 12-14% for Ericsson Group excluding Vonage.

Completion of the transaction is subject to Vonage shareholder approval, regulatory approvals and other customary conditions and is expected within the first half of 2022.

INVITATION TO MEDIA AND ANALYST CALL

The company will hold two conference calls for journalists, financial analysts, and investors. Börje Ekholm, President and CEO and Carl Mellander, Chief Financial Officer will make brief comments and take questions.

Conference call 9:10 AM CET

The first conference call will begin November 22, at 9:10 AM CET (8:10 AM GMT in London and 3:10 AM EST in New York).

Join the audio webcast or please go to www.ericsson.com/investors

To ask a question, please call:

Sweden: +46 (0)8 566 426 51 (Toll-free Sweden: 0200 883 685)

International/UK: +44 (0)333 300 0804 (Toll-free UK: 0800 358 9473)

US: +1 631 913 1422 (Toll-free US: +1 855 85 70686)

PIN code: 89920727#

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PRESS RELEASE November 22, 2021

Please call in at least 15 minutes before the briefing starts.

The webcast will be available on-demand after the event and can be viewed on our website.

Conference call 3:30 PM CET

The second conference call will begin November 22, at 3:30 PM CET (2:30 PM GMT in London and 9:30 AM EST in New York).

Join the audio webcast or please go to www.ericsson.com/investors

To ask a question, please call:

Sweden: +46 (0)8 566 426 51 (Toll-free Sweden: 0200 883 685)

International/UK: +44 (0)333 300 0804 (Toll-free UK: 0800 358 9473)

US: +1 631 913 1422 (Toll-free US: +1 855 85 70686)

PIN code: 26077162#

Please call in at least 15 minutes before the briefing starts.

The webcast will be available on-demand after the event and can be viewed on our website.

NOTES TO EDITORS:

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PRESS RELEASE November 22, 2021

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Investors

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: stefan.jelvin@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Global Press Office

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

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PRESS RELEASE November 22, 2021

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

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PRESS RELEASE November 22, 2021

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 7:00 AM CET on November 22, 2021.

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